UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           (AMENDMENT NO. ________)*


                           Greentree Software, Inc.
                                Name of Issuer)

                    Common Stock, $.04 par value per share
                        (Title or Class of Securities)

                                  395793 20 1
                                (CUSIP Number)

                                  Mark Cahill
       666 Greenwich Street, New York, NY 10014, Tel. No. (800) 792-7374
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 28, 1995
                     (Date of Event which Requires Filing
                              of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                       (Continued on following page(s))
                               Page 1 of 6 Pages

   CUSIP No.  395793 20 1      13D     Page  2  of  6  Pages

 1    NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
        Mark Cahill

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                          (A) [ ]
      Not Applicable.                                     (B) [ ]

 3    SEC USE ONLY


 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

      See Item 3 of attached Schedule 13D.

 5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
                                                              [ ]
 6    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States

                       7    SOLE VOTING POWER

   NUMBER OF                  848,333
    SHARES
  BENEFICIALLY         8    SHARED VOTING POWER
   OWNED BY
     EACH                        -0-
   REPORTING           9    SOLE DISPOSITIVE POWER
    PERSON
     WITH                     848,333

                      10    SHARED DISPOSITIVE POWER

                                 -0-


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         848,333

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                          [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         Approximately 10.4%

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN

Item 1.   Security and Issuer:

          (a)  Title of Security:

               Greentree Software, Inc., Common Stock, $.04 par value per share (the "Common Stock").

          (b)  Name of Issuer:

               Greentree Software, Inc., a New York
               corporation (the "Company").

          (c)  Address of Issuer's Principal Executive Office:

               The principal executive office of the Company is located at 2801 Fruitville Road, Suite 180, Sarasota, Florida 34237.


Item 2.   Identity and Background of Reporting Person:

          (a)  Name of Reporting Person:

               The reporting person is Mark Cahill (the "Reporting Person").

          (b)  Business Address of Reporting Person:

               The business address of the Reporting Person is Republic National Bank of New York, 452 Fifth Avenue, 10th Floor, New York, New York 10018.


          (c)  Principal   Occupation   or   Employment  of
               Reporting Person:

               The principal occupation and employment of the Reporting Person is as a Marketing Officer at a Derivative Desk for the Republic National Bank of New York.

          (d)  Criminal Convictions since December 28, 1990:

               None.

          (e)  Judgments for Violations of Securities Laws since
               December 28, 1990:

               None.

          (f)  Citizenship:

               The Reporting Person is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration:

          The Reporting Person paid $220,000 funds for the purchase of 733,333 shares of the Company issued in a private placement, dated
          December 28, 1995 (the "Private Placement"). The funds used to purchase these shares were obtained pursuant to a short-term financing agreement with Raymond James Associates, Inc (the "Financing Agreement"). In accordance with the terms of the Financing Agreement, the Reporting Person will use personal funds in order to satisfy all financial obligations under this loan.


Item 4.   Purpose of Transaction:

          The Reporting Person acquired the shares of the Common Stock for investment purposes only. The Reporting Person has no present plans or intentions that relate to, or would result in, any of the actions described in items 4(a)-(j) of the instructions of Schedule 13D.


Item 5(a). Interests in Securities of the Issuer held by the Reporting Person:

          (a) The Reporting Person beneficially owns 848,333 shares of the Common Stock, consisting of approximately 10.4% of the aggregate number of shares of Common Stock outstanding as of January 3, 1996, as reported by the Company. The 848,333 shares beneficially owned by the Reporting Person are comprised as follows:

               (1) 100,000 shares of the Company purchased in the open market prior to the Private Placement using personal funds of the Reporting Person;
               (2) 5,000 shares of the Company purchased in the open market prior to the Private Placement using funds from the Reporting Person's Individual Retirement Account;
               (3) 733,333 shares of the Company purchased in connection with the Private Placement using funds of the Reporting Person as indicated in Item 3, above; and
               (4) 10,000 shares of the Company purchased in the open market on January 3, 1996, using funds from the Reporting Person's Individual Retirement Account.

          (b) The Reporting Person has sole investment and voting power with respect to all of the shares of Common Stock beneficially owned by him.

          (c)   None, other than the transaction  described in Item 3 above.

          (d)   None.

          (e)   Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Issuer:

          None.


Item 7.   Material to be Filed as Exhibits:

          None.

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



    January 3, 1996
         (Date)


    /s/ Mark Cahill
     (Signature)

        Mark Cahill
          (Name)